

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via E-mail
Mr. Jan Frykhammar
Executive Vice President and Chief Financial Officer
LM Ericsson Telephone Company
SE-164 83
Stockholm, Sweden

> **Re:** **LM Ericsson Telephone Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 4, 2012**
> **File No. 000-12033**

Dear Mr. Frykhammar:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Business Results-Segments, Networks, page 54

1. We note that you acquired Nortel's CDMA business in 2010 to strengthen your position in North America and such acquisition created substantial value to you. We also note that you "saw the expected decline in CDMA sales and subsequent rapid shift to LTE." In your earnings call, you disclose that your 4th quarter results in North America were "down 27% quarter to quarter, almost half year-over-year" and you expect CDMA business to decline in 2012. Please discuss the impact the "rapid shift to LTE" will have on your future CDMA business in North America and your results of operations.

<u>Financial Statements</u>

<u>C1 Significant Accounting Policies</u>

2. We note your statement that RFR 1 related interpretations issued by the Swedish Financial Reporting Board or the Swedish Annual Accounts Act are not in conflict with IFRS. Please explain to us, in sufficient detail, how your compliance with RFR 1 "Additional rules for Group Accounting", related interpretations issued by the Swedish Financial Reporting Board and the Swedish Annual Accounts Act have impacted your financial statements and related disclosures. In your response, please indicate those areas of accounting that are not specifically addressed by IFRS or where IFRS allows for discretion in the interpretation or application of the accounting guidance.

* * * *

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French

Larry Spirgel
Assistant Director